REORGANIZATION AGREEMENT

by and between

TRIMAX CORPORATION

- and -

THE INDIVIDUALS
SET FORTH IN EXHIBIT A

(hereinafter referred to as the "‘SUBSCRIBERS")

dated

June 1, 2006

This Reorganization Agreement (the "Agreement") is made and entered into by and between Trimax Corporation, a Nevada corporation (the "Corporation") and the Individuals set forth in Exhibit A (hereinafter collectively referred to as the "Subscribers"), (the Corporation and the Subscribers being collectively referred to as the "Parties").

Whereas, the Subscribers own all of the authorized issued and outstanding common shares in the capital stock of Multi-Source Inc., a privately held corporation organized under the laws of the Province of Ontario (the "Subsidiary"); and

Whereas, the Subscribers (and debt holders) desire to acquire 5,000,000 shares of the Corporation’s common stock, $.001 par value (the "Stock") which upon issuance would constitute approximately 16.19% of the Corporation's issued and outstanding common shares; and

Whereas, the Subscribers desire to acquire the Stock, in consideration for their conveyance of all of their common stock in the Subsidiary, which stock constitutes all of the Subsidiary’s authorized, issued and outstanding securities (the "Subsidiary Stock").

Now, therefore, in consideration of the premises as well as the mutual covenants hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:

Article 1
EXCHANGE PROVISIONS

1.1	Exchange
Subject to the hereinafter described conditions, the Corporation shall and hereby agrees to exchange 5,000,000 shares of its common stock, $.001 par value, with the Subscribers (and debt holders) for all of the capital stock of the Subsidiary. The Corporation represents to the Subscribers that the 5,000,000 shares of its common stock upon issuance will represent approximately 16.19% of the total issued and outstanding shares of the common stock of the Corporation.

1.2	Closing
The exchange of the Stock for the Subsidiary Stock shall take place on or before June 1st, 2006 (the "Closing date") at the offices of the Corporation as set out in section 4.2, or at such later time or different place as the Parties may mutually agree. At the Closing:

(a)   The Subscribers shall tender to the Corporation certificates representing all of the Subsidiary's authorized, issued and outstanding common stock, duly executed and in proper form for transfer to the Corporation, together with such executed consents, powers of attorney, stock powers and other items as shall be required to convey such stock to the Corporation, in compliance with all applicable laws; and

(b)   The Corporation shall tender to the Subscribers and debt holders of the Subsidiary certificates representing 5,000,000 shares of the Stock, on the pro rata basis set out in Exhibit A, and such other items as shall be required to convey the Stock to the Subscribers, as follows:

i)	3,000,000 shares of the Stock which shall be restricted shall be issued to the Subscribers (as per Exhibit A) at Closing;

ii)
500,000 shares of the Stock which shall be restricted shall be delivered to the Subscribers forthwith upon signing of any service agreement by the Subsidiary with any utility organization or governmental entity in Ecuador; and

iii)
1,500,000 shares of the Stock shall be delivered to the Subscribers forthwith upon the anniversary date of this Agreement, according to the revenues derived by the Subsidiary from any "broadband over power lines" services agreement(s) with any utility organization or governmental entity in Ecuador or otherwise in the world, as follows: the targeted gross revenues from any such agreements during the 12 month period following the date of this Agreement is U.S.$1,000,000.00 and therefore a percentage equal to the percentage of the targeted gross revenues achieved by the Subsidiary from any such service agreements during the 12 month period following the date of closing of this Agreement shall be applied to the issuance of the 1,500,000 shares of the Stock, so that by way of example, if 80% of the targeted gross revenues are achieved (i.e. U.S.$800,000.00) then 80% of the 1,500,000 shares of the Stock (i.e. 1,200,000 shares) would be issued to the Subscribers and released from Escrow.

Any shares of the Stock placed in Escrow pursuant to subsections 1.2(b) (ii) and (iii) above which have not been released to the Subscribers in the 18 month period following the Closing date shall forthwith be returned to the Corporation upon the expiration of the said 18 month period.

1.3	Price Adjustment
The Subscribers represent and warrant and undertake to the Corporation that as of the Closing date the Subsidiary shall have sufficient current assets to pay out any current liabilities and any outstanding debt in excess of U.S.$200,000, which debt shall remain with the Subsidiary post-Closing. In the event there are any current liabilities or outstanding debt in excess of U.S.$200,000 which has not been paid as of the Closing date, the amount of any such unpaid current liabilities or outstanding debt in excess of U.S.$200,000 shall be the responsibility of and paid by the Subscribers to the Corporation, either by a cash payment or else a deduction from the Stock issuances set out in section 1.2 (b) above.

The Corporation shall cause a Closing balance sheet for the Subsidiary to be prepared by an independent accountant within sixty (60) days of the Closing date, and forthwith upon the preparation of the Closing balance sheet the Corporation and the President of the Subsidiary, acting on behalf of the Subscribers, shall meet to approve and agree upon the Closing balance sheet and make the corresponding purchase price adjustments, if any, as set out in this section 1.3. In the event the parties cannot agree upon the Closing balance sheet or purchase price adjustment set out in this section 1.3 within ninety (90) days of the Closing date, then the matter may be referred by either party to arbitration in the City of Toronto, Ontario under the provisions of the Arbitration Act, 1991, S.O. 1991, c.17. The parties shall select a single arbitrator from a mutually agreeable public accounting firm to act as the arbitrator, and the arbitration determination shall be final and binding upon the parties.

1.4	Additional Shares
The Corporation shall within the 3 month period following the Closing set up an employee stock option plan, based on stipulated performance and milestone objectives, which shall make available shares to designated employees of the Corporation and its Subsidiaries.

1.5	Exemption From Registration - Subscribers
The Subscribers hereby represent, warrant, covenant and acknowledge that:

(1)   The Stock is being issued without registration under the provisions of Section 5 of the Securities Act of 1933, as amended (the "Act") pursuant to exemptions provided pursuant to Sections 3(b), 4(2) or 4(6) or Regulation S thereof;

(2)   5,000,000 shares of the Stock will bear legends restricting its transfer to United States residents, or its transfer, sale, conveyance or hypothecation within the jurisdictional boundaries of the United States, unless such Stock is either registered under the provisions of Section 5 of the Act and under applicable state securities laws, or an opinion of legal counsel, in form and substance satisfactory to legal counsel to the Corporation is provided certifying that such registration is not required as a result of applicable exemptions therefrom;

(3)   The Corporation's transfer agent shall be instructed not to transfer any of the Stock unless the Corporation advises it that such transfer is in compliance with all applicable laws;

(4)   The Subscribers are acquiring the 5,000,000 shares of Stock for investment purposes only and not with a view to further sale or distribution; and

(5)   The Subscribers and its advisors have examined all of the Corporation's books and records and have fully and completely questioned the Corporation's officers and directors as to all matters involving the Corporation.

1.6	Exemption From Registration - the Corporation
The Corporation hereby represents, warrants, covenants and acknowledges that:

(1)   The Subsidiary Stock is being transferred without registration under the provisions of Section 5 of the Act pursuant to exemptions provided pursuant to Sections 3(b), 4(2) or 4(6) thereof;

(2)   All of the Subsidiary Stock will bear legends restricting its transfer to United States residents, or its transfer, sale, conveyance or hypothecation within the jurisdictional boundaries of the United States, unless such Subsidiary Stock is either registered under the provisions of Section 5 of the Act and under applicable State securities laws, or an opinion of legal counsel is provided certifying that such registration is not required as a result of applicable exemptions there from;

(3)   The Corporation shall not transfer any of the Subsidiary Stock except in compliance with all applicable laws;

(4)   The Corporation is acquiring the Subsidiary Stock for investment purposes only and not with a view to further sale or distribution.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	The Corporation
The Corporation hereby represents and warrants to the Subscribers, as a material inducement to their entry into this Agreement, that:

(a)   The Corporation is, as of the date of this Agreement, a validly existing Corporation, duly organized and in good standing pursuant to the laws of the State of Nevada, with all legal and corporate authority and power to conduct its business and to own its properties and that it possesses all necessary permits and licenses required in connection with the conduct of its business;

(b)   The conduct of the Corporation's business is in full compliance with all applicable United States federal, state, and local governmental statutes, rules, regulations, ordinances and decrees;

(c)   Pursuant to its Amended and Restated Articles of Incorporation, the Corporation is authorized to issue 100,000,000 Shares of Common Stock, $.001 par value. The Corporation is also authorized to issue 20,000,000 shares of Preferred Stock, par value $.001 per share. There are currently no shares of Preferred issued and outstanding. There are no other authorized or outstanding securities of any class or of any kind or character or, except as reflected in this Agreement and the Corporation's convertible debenture offering which the Subscribers are aware of, there are no outstanding subscriptions, options, warrants or other agreements or commitments obligating the Corporation to issue or sell any additional shares of the Corporation's capital stock or any options or rights with respect thereto, or any securities convertible into any shares of Stock of any class;

(d)   Upon issuance of the Stock in accordance with and subject to the provisions of Section 1.2 (b), the Subscribers will become the owner of 5,000,000 shares of the Corporation's, issued and outstanding Common Stock representing upon issuance approximately 16.19% of the Corporation's issued and outstanding Common Stock;

(e)   The execution and delivery of this Agreement, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement will not result in a breach of any of the terms or provisions of, or constitute a default under the Articles of Incorporation or By-laws of the Corporation; any indenture, other agreement or instrument to which the Corporation is a party or by which it or its assets are bound; or any applicable regulation, judgment, order or decree of any governmental instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, its securities or its properties;

(f)    Except with respect to the convertible debenture offering which the Subscribers are aware of, the Corporation is not a party to any written or oral agreement which grants an option or right of first refusal or other arrangement to acquire any of the Stock or to any agreement that affects the voting rights of any of the Stock, nor has the Corporation made any commitment of any kind relating to the issuance of shares of any of its Stock, whether by subscription, right of conversion, option or otherwise;

(g)   The Corporation is not a party to any agreement or understanding for the sale or exchange of inventory or services for consideration other than cash or at a discount in excess of normal discount for quantity or cash payment;

(h)   The Corporation has filed with the appropriate governmental agencies all tax returns and tax reports required to be filed; all Federal, state and local income, franchise, sales, use, occupation or other taxes due have been fully paid or adequately reserved for; and the Corporation is not a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessments been asserted against the Corporation;

(i)    The execution, delivery and performance of this Agreement and the transactions contemplated hereby do not require the consent, authority or approval of any other person or entity except such as have been obtained;

(j)    No transactions have been entered into either by or on behalf of the Corporation, other than in the ordinary course of business nor have any acts been performed (including within the definition of the term performed the failure to perform any required acts) which would adversely affect the good will of the Corporation;

(k)   The entering into of this Agreement and the performance thereof has been duly and validly authorized by all required Corporate action and does not require any corporate consents other than such as have been unconditionally obtained;

(l)    The Corporation's Financial Statements for the year ended September 30, 2005 are audited by independent certified public accountants and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. They, along with the March 31, 2005 unaudited financial statements filed with the SEC, fairly present the Corporation’s financial condition, results of operations, assets, liabilities or business;

(m)   The Corporation does not have any subsidiaries other than those disclosed in the Corporation's Financial Statements;

(n)   The Minute Books of the Corporation contain true, correct and complete copies of the minutes of all meetings of its organizers, shareholders and Board of Directors from the date of its organization to the present. On the Closing date Mr. Michael Spasov, President of the Subsidiary, shall be appointed to the Board of Directors of the Corporation, it being agreed that this appointment shall have a duration which is at least coextensive with the period of any applicable restrictions on the sale or transfer of the Stock; and

(o)   The Corporation has complied with Nevada corporate law, since this transaction represents the sale of less than all of the Corporation' s assets and therefore is not subject to Section 14 of the Exchange Act of 1934, as that pertains to shareholders' approval.

2.2	The Subscribers
The Subscribers and the Subsidiary hereby represent and warrant to the Corporation, as a material inducement to the Corporation's entry into this Agreement, that, to the best of their knowledge after reasonable inquiry:

(a)   The Subsidiary has entered into letters of intent with various utility organizations and/or governmental entities in Ecuador as set out in Exhibit B hereto, and as of the date of this Agreement no events have occurred and no facts have been discovered which materially alters the business relationship between the Subsidiary and any such entities;

(b)   The Subsidiary is, as of the date of this Agreement, a validly existing corporation, duly organized and in good standing pursuant to the laws of the Province of Ontario, Canada and has all corporate authority and power to conduct its business and to own its properties and possesses all necessary permits and licenses required in connection with the conduct of its business;

(c)   The conduct of the Subsidiary's business is in full compliance with all applicable governmental statutes, rules, regulations, ordinances and decrees;

(d)   The Subsidiary has the authority to authorize an unlimited number of shares of common stock and has currently authorized and issued 5,000,000 shares. There are no other outstanding securities of any class or of any kind or character of the Subsidiary and, except as reflected in this Agreement, there are no outstanding subscriptions, options, warrants or other agreements or commitments obligating the Subsidiary, to issue or sell any additional shares of the Subsidiary's Stock or any options or rights with respect thereto, or any securities convertible into any shares of Stock of any class;

(e)   The execution and delivery of this Agreement, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement will not result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or By-laws of the Subsidiary; any indenture, other agreement or instrument to which the Subsidiary is a party or by which it or its assets are bound; or any applicable regulation, judgment, order or decree of any governmental instrumentality or court, domestic or foreign, having jurisdiction over the Subsidiary, its securities or its properties;

(f)    The Subsidiary is not a party to any written or oral agreement which grants an option or right of first refusal or other arrangement to acquire any of its securities or to any agreement that affects the voting rights of any of its securities, nor has the Corporation made any commitment of any kind relating to the issuance of shares of any of its securities, whether by subscription, right of conversion, option or otherwise;

(g)   The Subsidiary is not a party to any agreement or understanding for the sale or exchange of inventory or services for consideration other than cash or at a discount in excess of normal discount for quantity or cash payment;

(h)   The Subsidiary has filed with the appropriate governmental agencies, if applicable, all tax returns and tax reports required to be filed; all income, franchise, sales, occupation or other taxes due have been fully paid or adequately reserved for; and the Subsidiary is not a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessments been asserted against the Subsidiary;

(i)    The execution, delivery and performance of this Agreement and the transactions contemplated hereby do not require the consent, authority or approval of any other person or entity except such as have been obtained;

(j)    No transactions have been entered into either by or on behalf of the Subsidiary, other than in the ordinary course of business nor have any acts been performed (including within the definition of the term performed the failure to perform any required acts) which would adversely affect the goodwill of the Subsidiary;

(k)   The entering into of this Agreement and the performance thereof has been duly and validly authorized by all required corporate action and does not require any consents other than such as have been unconditionally obtained; and

(l)    All of the Subscribers are either non-residents of the U.S. or accredited investors.

Article 3
SPECIAL CONDITION

3.1	Each Party
The obligations of each Party to this Agreement are subject to the condition precedent that the other Party’s representations and warranties contained in this Agreement shall be true, correct and complete on and as of the date of Closing with the same effect as though such representations and warranties were made on and as of such date.

Article 4
GENERAL PROVISIONS

4.1	Amendment
No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is evinced by a written instrument, subscribed by the Party against which such modification, waiver, amendment, discharge or change is sought.

4.2	Notice
All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Corporation:	Trimax Corporation
2 Lombard Street, Suite 204
Toronto, Ontario, Canada M5C 1M1

To the Subscribers:	Multi-Source Inc.
1111 Flint Road, Unit 6
Toronto, Ontario, Canada M3J 3C7

or such other address or to such other person as any Party shall designate to the other for such purpose.

4.3	Merger
This instrument, together with the instruments referred to herein, contains all of the understandings and agreements of the Parties with respect to the subject matter discussed herein. All prior agreements whether written or oral are merged herein and shall be of no force or effect.

4.4	Survival
The several representations, warranties and covenants of the Parties contained herein shall survive the execution hereof and shall be effective regardless of any investigation that may have been made or may be made by or on behalf of any Party.

4.5	Severability
If any provision or any portion of any provision of this Agreement, other than one of the conditions precedent, or the application of such provision or any portion thereof to any person or circumstance shall be held invalid or unenforceable, the remaining portions of such provision and the remaining provisions of this Agreement or the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby.

4.6	Governing Law and Venue
This Agreement shall be construed in accordance with the laws in force in the State of Nevada, U.S.A., and any proceeding arising between the Parties in any matter pertaining or related to this Agreement shall, to the extent permitted by law, be held in the City of Las Vegas, Nevada, U.S.A, except for the arbitration provision regarding the Closing balance sheet set out in section 1.3 above which shall be governed by the provisions of section 1.3.

4.7	Indemnification
Each Party hereby irrevocably agrees to indemnify and hold the other Parties harmless from and against any and all liabilities, claims and damages (including legal or other expenses incidental thereto), contingent, current, or inchoate to which they or any one of them may become subject as a direct, indirect or incidental consequence of any action by the indemnifying Party or as a consequence of the failure of the indemnifying Party to act, whether pursuant to requirements of this Agreement or otherwise. In the event it becomes necessary to enforce this indemnity through an attorney, with or without litigation, the successful Party shall be entitled to recover from the indemnifying Party, all costs incurred including reasonable attorneys' fees throughout any negotiations, trials or appeals, whether or not any suit is instituted.

4.8	Litigation
In any action between the Parties to enforce any of the terms of this Agreement or any other matter arising from this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including reasonable attorneys' fees up to and including all negotiations, trials and appeals, whether or not litigation is initiated.

4.9	Benefit of Agreement
The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties, their successors, assigns, personal representatives, estate, heirs and legatees.

4.10	Captions
The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

4.11	Number and Gender
All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

4.12	Further Assurances
The Parties agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect the intent and purpose of this Agreement.

4.13	Status
Nothing in this Agreement shall be construed or shall constitute a partnership, joint venture, employer-employee relationship, lessor-lessee relationship, or principal-agent relationship.

4.14	Counterparts
This Agreement may be executed in any number of counterparts. All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

In witness whereof the Parties have signed this Agreement by their duly authorized officers, in the case of the two corporations, and individually in the case of the Subscribers, effective as of the 1st day of June, 2006.

TRIMAX CORPORATION
By:

per: Derek Pepler
Derek Pepler, President

MULTI-SOURCE INC.
By:

per: Mike Spasov
Michael Spasov, President

The SUBSCRIBERS:
See Exhibit A attached hereto.

Exhibit A - The Subscribers are as follows:

By:	per: Mike Spasov	By:	per: O2 Limited
	Mike Spasov		O2 Limited

The Parties hereby agree that 750,000 shares of the 3,000,000 shares of Stock to be delivered at Closing pursuant to Section 1.2 (b) (i) shall be issued to the order of O2 Limited, and thereafter the Stock shall be issued to the following parties in the corresponding following percentages, in accordance with the terms of the Agreement: